Exhibit (4)(g)

                          INDIVIDUAL RETIREMENT ANNUITY
                                   ENDORSEMENT

The policy contract is changed as set out below to make it an Individual Retirement Annuity.

    APPLICABLE TAX LAW RESTRICTIONS. This policy contract is intended to receive premiums that qualify for deferred tax treatment under Internal Revenue Code ("IRC") Section 408(b). It is restricted as required by federal tax law. We may change the terms of this policy contract or administer this policy contract at any time as needed to comply with that law. Any such change may be applied retroactively.

    EXCLUSIVE BENEFIT.  This policy contract is for the exclusive benefit of you
    and  your   beneficiaries.   Your  interest  in  this  policy   contract  is
    nonforfeitable.

    NON-PARTICIPATING. This policy contract does not pay dividends or share in our surplus.

    NO ASSIGNMENT OR TRANSFER. You cannot assign, sell, or transfer your interest in this policy contract. You cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose. The only exceptions to these rules are:

      1) an interest in this policy contract may be transferred to a spouse or former spouse under a divorce or separation instrument described in IRC Section 71(b)(2)(A); and

      2) you may designate another person to receive payments with you based on joint lives or joint life expectancies, but any such designation shall not give that other person any present rights under the policy contract during your lifetime.

    PREMIUM REQUIREMENTS. This policy contract does not require fixed premiums, but we may decline to accept any premium payment of less than $50. This policy contract will not lapse if you do not pay premiums. This policy contract will remain subject to cancellation under any involuntary surrender or termination provision of this policy contract; provided, however, that in no event shall any such cancellation occur unless, at a minimum, premiums have not been paid for at least two full years and the value of this policy contract (increased by any guaranteed interest) would provide a benefit at age 70-1/2 of less than $20 a month under the regular settlement option.

    All premium payments to us must be made in cash BY CHECK OR MONEY ORDER MADE PAYABLE TO US.

    Total premium payments made to this policy contract with respect to any one tax year may not exceed $2,000, excluding any payment which is:

      1) allowed as a rollover under IRC Section 402(c), 403(a)(4), 403(b)(8), or 408(d)(3); or

      2)  made through a Simplified  Employee  Pension  (SEP)  program under IRC
          Section 408(k).



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    ANNUAL  REPORT.  Following the end of each calendar year, we will send you a report concerning the status of your policy contract. This report will include (i) the amount of all premiums received as regular contributions during or after the calendar year which relate to such calendar year, (ii) the amount of all premiums received as rollover contributions during such calendar year, (iii) the policy contract value(s) determined as of the end of such calendar year, and (iv) such other information as may be required under federal tax law.

    REQUIRED MINIMUM DISTRIBUTIONS. No later than April 1 following the calendar year in which you reach age 70-1/2:

     1)   your interest in this policy contract must be paid to you in full; or

     2) distribution of your interest must begin in the form of substantially equal payments made at least once per year (i) for your life or as joint and survivor payments to you and one other person, or (ii) over a period certain not to exceed your life expectancy or the joint and last survivor life expectancy of you and one other person named to receive any remaining payments after your death.

    If distributions are to be made under clause 2) of this provision, the present value of the payments likely to be made to you during your expected life must be more than half of the present value of all payments expected to be made. For this purpose, the present value of payments is determined as of the date payments begin.

    DEATH BEFORE REQUIRED MINIMUM DISTRIBUTIONS. If you die before distributions commence under the REQUIRED MINIMUM DISTRIBUTIONS provision, any amount remaining payable under this policy contract must be paid either:

      1)  in full by December 31 of the fifth calendar year after your death; or

      2) over the life of the person entitled to such amount, or over a period certain not to exceed his or her life expectancy, with substantially equal payments made at least once per year starting by December 31 of the first calendar year after your death.

    However, if your spouse is the sole person entitled to such amount, then during your spouse's lifetime the starting date for payments under clause 2) of this provision may be delayed to a date not later than December 31 of the calendar year in which you would have reached age 70-1/2. If your spouse dies before payments commence, then this provision will apply upon the death of your spouse, with your spouse being treated as the owner of this policy contract for purposes of this provision.

    DEATH AFTER REQUIRED MINIMUM DISTRIBUTIONS. If you die on or after distributions commence under the REQUIRED MINIMUM DISTRIBUTIONS provision, any amount remaining payable under this policy contract must be paid as follows:

      1) if you die before April 1 following the year in which you reach or would have reached age 70-1/2 and you could have slowed or suspended payments before death, then such amount must be paid under the DEATH BEFORE REQUIRED MINIMUM DISTRIBUTIONS provision as if you died before such distributions commenced; or

      2) in all other cases, such amount must be paid at least as rapidly as payments were being made at the time of your death.

    LIFE EXPECTANCIES. For the REQUIRED MINIMUM DISTRIBUTIONS provision and the DEATH BEFORE REQUIRED MINIMUM DISTRIBUTIONS provision, life expectancies will be determined under Section 1.72-9 of the Federal Income Tax Regulations. The life expectancy of you and your spouse may be recalculated not more often than once each year. The life expectancy of any other person cannot be recalculated.

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    CONTROLLING TAX RULES. The REQUIRED MINIMUM DISTRIBUTIONS  provision,  DEATH
    BEFORE REQUIRED MINIMUM DISTRIBUTIONS provision, and DEATH AFTER REQUIRED MINIMUM DISTRIBUTIONS provision shall be applied in accordance with IRC
    Section  401(a)(9),  including  the  incidental  death  benefit rules of IRC
    Section 401(a)(9)(G), and the related Federal Income Tax Regulations, including the minimum distribution incidental death benefit rules of Section 1.401(a)(9)-2 of the Proposed Federal Income Tax Regulations.

This is part of your policy contract. It is not a separate contract. It changes the policy contract only as and to the extent stated. In all cases of conflict with the other terms of the policy contract, the provisions of this Endorsement shall control.

         Signed for us at our office as of the date of issue.





               /s/ Betty Kasprowicz               /s/ James M. Mortenson
               Secretary                          Executive Vice President





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